SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

 (Mark One)

☒        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2001

OR

☐        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE

ACT OF 1934 [NO FEE REQUIRED].

For the transition period from                           to

Commission file number 1-8207

Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Maintenance Warehouse FutureBuilder

B.           Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Home Depot, Inc., 2455 Paces Ferry Road, NW, Atlanta, GA 30339

SIGNATURES

                The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Maintenance Warehouse FutureBuilder

Date: June 26, 2002

/s/ Lawrence A. Smith
By: Lawrence A. Smith
Member, Administrative Committee

MAINTENANCE WAREHOUSE FUTUREBUILDER

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000

(With Independent Auditors’ Report Thereon)

MAINTENANCE WAREHOUSE FUTUREBUILDER

Independent Auditors’ Report

The Administrative Committee
Maintenance Warehouse FutureBuilder:

We have audited the accompanying statements of net assets available for benefits of The Maintenance Warehouse FutureBuilder (the Plan) as of December 31, 2001 and 2000 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Maintenance Warehouse FutureBuilder at December 31, 2001 and 2000 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s Administrative Committee. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

April 19, 2002
Atlanta, Georgia

MAINTENANCE WAREHOUSE FUTUREBUILDER

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

	2001	2000
Assets:
Investments (note 3)	$12,301,655	10,045,250
Contributions receivable:
Employer	671,697	839,221
Employee	—	47,680
Total receivable	671,697	886,901
Net assets available for benefits	$12,973,352	10,932,151

See accompanying notes to financial statements.

MAINTENANCE WAREHOUSE FUTUREBUILDER

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2001 and 2000

	2001	2000
Additions to net assets attributed to:
Dividends and interest	$66,627	51,244
Contributions:
Employer	2,133,614	1,961,929
Participants	1,516,276	2,090,975
Total contributions	3,649,890	4,052,904
Total additions	3,716,517	4,104,148
Deductions:
Net depreciation in fair value of investments (note 3)	1,110,730	2,799,069
Benefits paid directly to participants	503,186	343,226
Administrative expenses	61,400	19,512
Total deductions	1,675,316	3,161,807
Net increase	2,041,201	942,341
Net assets available for benefits:
Beginning of year	10,932,151	9,989,810
End of year	$12,973,352	10,932,151

See accompanying notes to financial statements.

Maintenance Warehouse FutureBuilder

Notes to Financial Statements

December 31, 2001 and 2000

(1)                     Description of the Plan

The following description of The Maintenance Warehouse FutureBuilder (the Plan) is provided for general information only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)                      General

The Plan was adopted March 17, 1997, as a defined contribution 401(k) retirement plan covering employees of Maintenance Warehouse/America Corp. (the Company) who are at least 21 years of age, have completed one year of eligible service, and are not in a unit of employees covered by a collective bargaining agreement. In December 1999, the 1997 Plan was amended and combined in a master trust with the Home Depot, Inc.’s FutureBuilder. The Home Depot, Inc. is the Parent of the Company (the Parent Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)                      Contributions

Participants may elect to contribute up to 15% of their pretax compensation to the Plan. The Company provides matching contributions of 150% of the first 2% of base compensation contributed by a participant and 100% of the next 3% to 5% of base compensation contributed by a participant. Additional amounts may be contributed at the option of the Parent’s Board of Directors. The matching Company contribution is initially invested in Home Depot, Inc. common stock and may be diversified at the discretion of the participants.

Effective January 1, 2000, eligible employees receive a supplemental annual matching contribution of 4.5% of compensation (4.0% of compensation for highly compensated employees). Eligible employees were employed on or before July 1, 1999 and are actively employed at December 31 of each calendar year. In addition, the participant must have enrolled in the Plan on or before December 31, 1999 and continuously contributed at least 3% of compensation to the Plan.

(c)                       Participants’ Accounts

Individual accounts are maintained for the participants and are credited for their contributions and the Company’s contributions. The accounts are further adjusted for Plan fees and investment income or losses.

(d)                      Vesting

Participants are 100% vested in their contributions and net value changes thereon. For employees hired subsequent to July 1, 1999, or former employees rehired after July 1, 1999 at a time when the matching account balance remaining in the Plan is less than 25% vested, the Company’s contributions vest on an increasing percentage basis as follows:

Years of service	Vesting percentage
Less than 3	0%
3 or more	100%

For employees of the Company as of July 1, 1999 or former employees rehired after July 1, 1999 at a time when the matching account balance remaining in the Plan is at least 25% vested, the Company’s contributions vest on an increasing percentage basis as follow:

Years of service	Vesting percentage
Less than 2	0%
2 but less than 3	25%
3 or more	100%

(e)                       Payment of Benefits

Participants are entitled to distribution of their accounts upon retirement, termination of employment, hardship, or in the event of death. Payment of benefits is made in a single lump-sum payment when directed by the participant. A participant may roll over their account balance directly into an eligible retirement plan. In the case of death, the participant’s entire account balance will be paid to the participant’s beneficiary.

(f)                         Forfeitures

According to the Plan agreement, for participants who have terminated employment, the nonvested portion of the Company matching contributions is used to reduce Plan expenses. Any remaining forfeitures may be used to reduce employer contributions. Total forfeitures, including earnings thereon, of $35,940 and $79,335, respectively, were used to pay Plan expenses in 2001 and 2000.

(g)                      Plan Termination

Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. Upon termination of the Plan, all participants would become 100% vested in Company contributions and earnings thereon.

(h)                      Participant Loans

With the consent of the Trustee, loans are permitted to all Plan participants. In the aggregate, the amount of a participant’s loan cannot exceed 50% of the present value of the participant’s vested accrued benefit or $50,000, whichever is less. Loans must be adequately secured and bear interest at a reasonable rate as determined by the Plan administrator. The Plan provides for repayment of loans over a reasonable period of time not to exceed four years, except that a longer period is allowed for loans used by participants to acquire their residence.

(i)                         Tax Status of Plan

The Plan Sponsor has filed an application for a determination letter with the Internal Revenue Service. The application is currently being processed by the Internal Revenue Service. The Company believes that the Plan, as currently designed and operated, is in compliance with the applicable requirements of the Internal Revenue Code and, accordingly, is qualified and exempt from Federal income taxes.

(2)                     Summary of Significant Accounting Policies

(a)                      General

Effective April 2000, the Plan changed the trustee of the Plan from Wachovia Bank, N.A. to The Northern Trust Company. The trustee holds, controls, manages, and administers the assets of the Plan.

(b)                      Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting.

(c)                       Investment Valuation

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represents the net asset value of shares held by the Plan at year-end. The Company’s common stock is valued at its quoted market price as obtained from the New York Stock Exchange.

Securities transactions are accounted for on the trade date. Participant loans are carried at cost which approximates fair value.

(d)                      Payment of Benefits

Benefits are recorded when paid.

(e)                       Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(f)                         Reclassifications

Certain balances in prior years have been reclassified to conform with the current year presentation.

(3)                     Investments

The Plan’s investments are held by the Trustee of the Plan, The Northern Trust Company. A description of the investments of the Plan follows:

Participant Directed

•                               Primco IRT Stable Value Fund — Funds are primarily invested in short-term debt obligations that mature within one to three years.

•                               Barclay’s Global Investors Equity Index Stock Fund — Funds are invested in shares of a registered investment company that invests in the common stocks included in the Standard & Poor’s 500 Index.

•                               Putnam New Opportunities Fund — Funds are invested in shares of a registered investment company that invests primarily in common stocks which are believed to have the potential to grow at an above-average pace over time.

•                               Templeton Foreign Fund — Funds are invested in shares of a registered investment company that invests in stocks and debt obligations of companies and governments outside the U.S.

•                               Invesco Total Return Fund — Funds are invested in shares of a registered investment company that invests in bonds, common stocks, and high-quality short-term to intermediate-term debt obligations.

•                               T. Rowe Price Science & Technology Fund — Funds are invested in shares of a registered investment company that invests in the common stock of companies which generate growth primarily through new technological developments.

•                               The Home Depot, Inc. Common Stock Fund — Funds are invested in common stock of The Home Depot, Inc.

The fair value of individual investments that represent 5% or more of the Plan’s assets at December 31, 2001 and 2000 are as follows:

	2001		2000
T. Rowe Price Science & Technology Fund	$1,593,747		2,627,328
Primco IRT Stable Value Fund	2,131,996		1,698,067
Barclay’s Global Investors Equity Index Stock Fund	1,402,884		1,456,275
Putnam New Opportunities Fund	803,991		965,895
Templeton Foreign Fund	582,673		636,583
The Home Depot, Inc. Common Stock	3,374,208	*	1,074,574	*
The Home Depot, Inc. Common Stock Fund	1,240,744		685,097
Participant Loans	664,430		580,831

* Non-Participant Directed

During 2001 and 2000, net (depreciation) appreciation of the Plan’s investments was as follows:

	2001	2000
Net (depreciation) appreciation in fair value:
Registered investment companies	$(1,622,522)	(2,533,573)
The Home Depot, Inc. common stock	511,792	(265,496)

	$(1,110,730)	(2,799,069)

Non-Participant Directed

The Home Depot, Inc. Common Stock is comprised of shares of The Home Depot, Inc.’s common stock, representing the Company’s matching contributions. These shares have been allocated to individual participant accounts. Participants may immediately transfer the Company’s matching contributions to other investment funds. Information about the net assets and significant components of the changes in net assets (without consideration of year end contribution receivables) relating to the nonparticipant-directed investments is as follows:

	2001	2000
Net assets — The Home Depot, Inc. Common Stock — January 1	$1,074,574	198,711

Changes in net assets:
Net appreciation (depreciation)	373,442	(165,444)
Contributions	2,301,138	1,122,708
Dividends	9,193	1,792
Benefits paid directly to participants	(133,638)	(25,657)
Administrative expenses	(35,785)	(12,726)
Loan withdrawals	(29,778)	(7,235)
Cash transfer to other funds	(184,938)	(37,575)

Net assets — The Home Depot, Inc. Common Stock — December 31	$3,374,208	1,074,574

(4)                     Investment in Master Trust

Effective December 15, 1999, a Master Trust was established for the investment of assets of the Plan and the assets of another retirement plan sponsored by The Home Depot, Inc., the Parent of the Company. At December 31, 2001, the Plan’s interest in the net assets of the Master Trust was less than 1%.

Summarized financial information of the Master Trust as of December 31, 2001 and 2000 is as follows:

	2001	2000
Assets:
Investments	$2,069,938,920	1,815,071,250

Receivables:
Employer contributions receivable	690,296	839,221
Employee contributions receivable	34,049	—
Other receivable	325,339	327,687

Total receivables	1,049,684	1,166,908

Total assets	2,070,988,604	1,816,238,158

Liabilities:
Accrued liabilities	17,877	160,512
Other payable	—	96,977

Total liabilities	17,877	257,489

Net assets available for benefits	$2,070,970,727	1,815,980,669

Investment income and administrative expenses related to the Master Trust are allocated to the individual plans based upon actual activity for each of the plans. Investment income for the Master Trust for the years ended December 31, 2001 and 2000 is as follows:

	2001	2000
Investment income:
Realized gain on sale or distribution of common stock of The Home Depot, Inc.	$57,642,597	69,624,095
Realized (loss) gain on sale of shares of registered investment companies	(6,305,584)	18,740,198
Net unrealized appreciation (depreciation) in fair value of investments	95,352,277	(857,708,413)
Dividends and interest income	11,123,625	11,525,344

Total	$157,812,915	(757,818,776)

(5)                     Related Party Transactions

Certain Plan investments include shares of common stock issued by The Home Depot, Inc., the Parent Company. At December 31, 2001 and 2000, the Plan held a combined total of 90,472 and 38,515 shares valued at approximately $51.01 and $45.6875 per share, respectively. As the Parent Company of the Plan Sponsor, these transactions qualify as party-in-interest.

Other Plan investments include units of short-term investment funds managed by The Northern Trust Company. The Northern Trust Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

(6)                     Plan Amendments and Other Plan Changes

On November 21, 2001, the Administrative Committee of The Maintenance Warehouse FutureBuilder adopted an amendment to bring the plan in compliance with the General Agreement on Tariffs and Trades as amended in 1994, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, and the Internal Revenue Service Restructuring and Reform Act of 1998 (collectively known as GUST).

Effective January 1, 2002, the Plan was amended to increase the maximum percentage of pretax contributions that participants can contribute each year to the Plan from 1% to 50% of eligible pay (subject to other Plan limitations).

Effective February 1, 2002, the investment committee of The Maintenance Warehouse FutureBuilder replaced the Invesco Total Return Fund with the IRT Core Balanced Fund. The change was the result of the underperformance of the Invesco Fund. The investment committee also added two new funds to the plan: Dodge & Cox Stock Fund and the T. Rowe Price Small Cap Stock Fund.

Effective April 1, 2002, the assets of The Home Depot FutureBuilder for Puerto Rico were added to the Master Trust. Three defined contribution plans of the Parent Company will now be in one Master Trust.

Schedule 1

MAINTENANCE WAREHOUSE FUTUREBUILDER

Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2001

		Current
Identity of issue		value
*The Home Depot, Inc. Common Stock	66,148 shares of common stock	$3,374,208

*The Home Depot, Inc. Common Stock Fund	24,324 shares of common stock	1,240,744

Barclay’s Global Investors Equity Index Stock Fund	43,086 shares of registered investment company	1,402,884

Invesco Total Return Fund	20,271 shares of registered investment company	506,982

Putnam New Opportunities Fund	19,619 shares of registered investment company	803,991

Templeton Foreign Fund	62,992 shares of registered investment company	582,673

T. Rowe Price Science & Technology Fund	76,190 shares of registered investment company	1,593,747

Primco IRT Stable Value Fund	2,131,996 shares of registered investment company	2,131,996

*Participant loans	Loans with interest rates ranging from 6.5% to 10.5% and maturity dates through January 13, 2018	664,430
		$12,301,655

*Indicates party-in-interest to the Plan.

See accompanying independent auditors’ report.